HYDRO ONE LIMITED
MANAGEMENT’S REPORT
The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements for the year ended December 31, 2025 and accompanying notes thereto (together, the Consolidated Financial Statements) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102.
The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures, and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as at December 31, 2025. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors.
The Consolidated Financial Statements have been audited by KPMG LLP, an independent registered public accounting firm appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in conformity with U.S. generally accepted accounting principles. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and their opinion.
The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over financial reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility with respect to the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings.

On behalf of Hydro One’s management:

David Lebeter	Harry Taylor
President and Chief Executive Officer	Executive Vice President, Chief Financial and Regulatory Officer

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HYDRO ONE LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Hydro One Limited:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hydro One Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of Regulatory Assets and Liabilities and the impact of rate regulation on the consolidated financial statements
As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and allowed costs that it has assessed are probable of recovery in future electricity rates as regulatory assets or property, plant and equipment. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or expenditure of revenue collected from customers on future costs are recorded as regulatory liabilities. As disclosed in Note 11 to the consolidated financial statements, as of December 31, 2025, the Company’s regulatory assets were $3,867 million and regulatory liabilities were $1,851 million.
We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires significant auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and imposition of regulatory liabilities.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and implementation and tested the operating effectiveness of certain internal controls over the Company’s regulatory accounting process. This included controls over the evaluation of the probability of (1) the recovery in future rates of costs deferred as regulatory assets, and (2) a refund of previously collected revenue or expenditure of revenue collected from customers on future costs that should be reported as regulatory liabilities, and controls over the monitoring and evaluation of regulatory developments that may affect the probability of recovering costs in future rates or imposing of regulatory liabilities. We evaluated the Company’s assessment of the probability of recovery of the carrying amount for a selection of regulatory assets and for the imposition of a

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HYDRO ONE LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
selection of regulatory liabilities, through consideration of selected regulatory proceedings, decisions and accounting orders. For a selection of regulatory proceedings, decisions and accounting orders, we read the Company’s assessment and interpretations. For a selection of regulatory assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in the calculations to the Company’s underlying books and records. We compared the amounts calculated by the Company to the amounts recorded in the consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2008.

Toronto, Canada
February 12, 2026

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended December 31, 2025 and 2024

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2025	2024
Revenues
Distribution (includes $447 related party revenues; 2024 - $427) (Note 27)	6,557	6,175
Transmission (includes $2,390 related party revenues; 2024 - $2,254) (Note 27)	2,429	2,269
Other (Note 27)	55	40
	9,041	8,484

Costs
Purchased power (includes $3,036 related party costs; 2024 - $2,705) (Note 27)	4,486	4,143
Operation, maintenance and administration (Note 27)	1,206	1,308
Depreciation, amortization and asset removal costs (Note 4)	1,111	1,066
	6,803	6,517

Income before financing charges, equity income and income tax expense	2,238	1,967
Financing charges (Note 5)	679	621
Equity income (Note12)	9	—

Income before income tax expense	1,568	1,346
Income tax expense (Note 6)	219	181
Net income	1,349	1,165

Other comprehensive income (loss)	3	(9)
Comprehensive income	1,352	1,156

Net income attributable to:
Noncontrolling interest (Note 26)	10	9
Common shareholders	1,339	1,156
	1,349	1,165

Comprehensive income attributable to:
Noncontrolling interest (Note 26)	10	9
Common shareholders	1,342	1,147
	1,352	1,156

Earnings per common share (Note 24)
Basic	$2.23	$1.93
Diluted	$2.23	$1.92

Dividends per common share declared (Note 23)	$1.31	$1.24

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
CONSOLIDATED BALANCE SHEETS
At December 31, 2025 and 2024

As at December 31 (millions of Canadian dollars)	2025	2024
Assets
Current assets:
Cash and cash equivalents	549	716
Accounts receivable (Note 7)	1,083	911
Due from related parties	409	325
Other current assets (Note 8)	133	165
	2,174	2,117

Property, plant and equipment (Note 9)	31,450	29,093
Other long-term assets:
Regulatory assets (Note 11)	3,857	3,503
Deferred income tax assets (Note 6)	135	127
Intangible assets (Note 10)	654	661
Goodwill	378	373
Other assets (Note 12)	1,023	808
	6,047	5,472
Total assets	39,671	36,682

Liabilities
Current liabilities:
Short-term notes payable (Notes 15 & 17)	100	200
Long-term debt payable within one year (Notes 15, 16 & 17)	925	1,150
Accounts payable and other current liabilities (Note 13)	2,086	1,809
Due to related parties	479	342
	3,590	3,501

Long-term liabilities:
Long-term debt (Notes 15, 16 & 17)	18,092	16,329
Regulatory liabilities (Note 11)	1,621	1,476
Deferred income tax liabilities (Note 6)	1,799	1,452
Other long-term liabilities (Note 14)	1,823	1,751
	23,335	21,008
Total liabilities	26,925	24,509

Contingencies and Commitments (Notes 29 & 30)
Subsequent Events (Note 32)

Noncontrolling interest subject to redemption (Note 26)	19	19

Equity
Common shares	5,721	5,713
Additional paid-in capital	25	28
Retained earnings	6,911	6,360
Accumulated other comprehensive loss	(9)	(12)
Hydro One shareholders’ equity	12,648	12,089

Noncontrolling interest (Note 26)	79	65
Total equity	12,727	12,154
	39,671	36,682

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

Melissa Sonberg	Helga Reidel
Chair	Chair, Audit Committee

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2025 and 2024

Year ended December 31, 2025 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2025	5,713	28	6,360	(12)	12,089	65	12,154
Net income	—	—	1,339	—	1,339	8	1,347
Other comprehensive income	—	—	—	3	3	—	3
Distributions to noncontrolling interest (Note 26)	—	—	—	—	—	(10)	(10)
Contributions from sale of noncontrolling interest	—	—	—	—	—	16	16
Dividends on common shares (Note 23)	—	—	(788)	—	(788)	—	(788)
Common shares issued	8	(8)	—	—	—	—	—
Stock-based compensation	—	5	—	—	5	—	5
December 31, 2025	5,721	25	6,911	(9)	12,648	79	12,727

Year ended December 31, 2024 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest (Note 26)	Total Equity
January 1, 2024	5,706	30	5,947	(3)	11,680	65	11,745
Net income	—	—	1,156	—	1,156	7	1,163
Other comprehensive loss	—	—	—	(9)	(9)	—	(9)
Distributions to noncontrolling interest (Note 26)	—	—	—	—	—	(7)	(7)
Dividends on common shares (Note 23)	—	—	(743)	—	(743)	—	(743)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	5	—	—	5	—	5
December 31, 2024	5,713	28	6,360	(12)	12,089	65	12,154
See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

Year ended December 31 (millions of Canadian dollars)	2025	2024
Operating activities
Net income	1,349	1,165
Environmental expenditures (Note 4)	(3)	(11)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	966	920
Regulatory assets and liabilities	240	81
Deferred income tax expense	76	140
Other	14	(10)
Changes in non-cash balances related to operations (Note 28)	53	249
Net cash from operating activities	2,695	2,534

Financing activities
Long-term debt issued	2,698	2,781
Long-term debt repaid (Note 15)	(1,150)	(700)
Short-term notes issued	6,070	2,810
Short-term notes repaid	(6,170)	(2,890)
Dividends paid on common shares (Note 23)	(788)	(743)
Distributions paid to noncontrolling interest	(12)	(10)
Contributions received from sale of noncontrolling interest	16	—
Costs to obtain financing	(12)	(15)
Net cash from financing activities	652	1,233

Investing activities
Capital expenditures (Note 28)
Property, plant and equipment	(2,970)	(2,720)
Intangible assets	(80)	(88)
Additions to future use assets	(213)	(323)
Investment in equity investees (Note 12)	(261)	—
Capital contributions received (Note 28)	3	2
Other	7	(1)
Net cash used in investing activities	(3,514)	(3,130)

Net change in cash and cash equivalents	(167)	637
Cash and cash equivalents, beginning of year	716	79
Cash and cash equivalents, end of year	549	716

See accompanying notes to Consolidated Financial Statements.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024

1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at December 31, 2025, the Province held approximately 47.1% (2024 - 47.1%) of the common shares of Hydro One. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment consists of owning and operating Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One Inc.’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), an approximate 80% (2024 - 100%) interest in Chatham x Lakeshore Limited Partnership (CLLP), an approximate 66% interest in B2M Limited Partnership (B2M LP) and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Transmission segment also includes Hydro One Network’s approximate 48% minority interest in the East-West Tie Limited Partnership (EWT LP), which was acquired on March 4, 2025.
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One Inc.'s rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists principally of Hydro One’s telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated. The telecommunications business is carried out by Hydro One's wholly-owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions. Hydro One's other segment also includes the deferred tax asset (DTA) which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. As this DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets and is included in the other segment. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP (OCN LP), a wholly-owned subsidiary (2024 - a joint venture) that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand.
Rate Setting
Transmission
On August 5, 2021 Hydro One Networks filed a custom Joint Rate Application (JRAP) for distribution and transmission revenue requirements for the 2023 to 2027 period. On November 29, 2022 the Ontario Energy Board (OEB) issued a Decision and Order (JRAP Decision) approving Hydro One Networks' transmission revenue requirement of $1,952 million for 2023, $2,073 million for 2024, $2,168 million for 2025, $2,277 million for 2026 and $2,362 million for 2027. Revenue requirements presented for 2024 to 2027 do not reflect the actual or expected updates resulting from the annual application process with the regulator to reflect OEB inflation factors.
On May 23, 2024, Hydro One Networks, on behalf of B2M LP, submitted B2M LP’s five-year transmission revenue requirement application for the 2025 to 2029 period. On November 21, 2024, the OEB issued a Decision and Order approving B2M LP’s five-year revenue requirement application, which includes a 2025 base revenue requirement of $38 million. Under the agreed-upon revenue requirement framework, there is no longer a requirement for B2M LP to file annual update applications with the OEB throughout the rate term, except for a one-time update in 2025, which the OEB approved in October 2025, setting the revenue requirements for 2026-2029.
On October 13, 2016, the OEB issued a Decision and Order for Hydro One Inc.’s Mergers, Amalgamations, Acquisitions and Divestitures of HOSSM, including the approval of a 10-year deferred rebasing period for the 2017 to 2026 period.
On July 12, 2024, Hydro One Networks, on behalf of CLLP, submitted CLLP’s five-year transmission revenue requirement application for the 2025 to 2029 period. On December 17, 2024, the OEB issued a Decision and Order approving CLLP’s revenue requirement application, which includes a 2025 base revenue requirement of $17 million, effective January 1, 2025. Under the agreed-upon revenue requirement framework, there is no longer a requirement for CLLP to file annual update applications with the OEB throughout the rate term, except for a one-time update in 2025, which the OEB approved in December 2025, setting the revenue requirements for 2026-2029.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024

On May 23, 2024, Hydro One Networks, on behalf of NRLP, submitted NRLP’s five-year transmission revenue requirement application for the 2025 to 2029 period. On November 21, 2024, the OEB issued a Decision and Order approving NRLP’s revenue requirement application, which includes a 2025 base revenue requirement of $9 million. Under the agreed-upon revenue requirement framework, there is no longer a requirement for NRLP to file annual update applications with the OEB throughout the rate term, except for a one-time update in 2025, which the OEB approved in October 2025, setting the revenue requirements for 2026-2029.
Distribution
On November 29, 2022 the OEB issued its JRAP Decision, approving Hydro One Networks' distribution revenue requirement of $1,727 million for 2023, $1,813 million for 2024, $1,886 million for 2025, $1,985 million for 2026 and $2,071 million for 2027. Revenue requirements presented for 2024 to 2027 do not reflect the actual or expected updates resulting from the annual application process with the regulator to reflect OEB inflation factors.
On August 31, 2022, Hydro One Remotes filed its distribution rate application for the 2023 to 2027 period. On March 2, 2023, the OEB approved Hydro One Remote’s 2023 revenue requirement of $128 million with a price cap escalator index for 2024 to 2027, and a 3.72% rate increase effective May 1, 2023. Revenue requirements for 2024 to 2027 will be updated per the annual application process with the regulator to reflect OEB inflation factors.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and in Canadian dollars.
Use of Management Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to unbilled revenues, regulatory assets and regulatory liabilities, pension benefits, and post-retirement and post-employment benefits. Actual results may differ significantly from these estimates.
Regulatory Accounting
The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (Codification) Topic 980, Regulated Operations, within the Company's regulated business, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from electricity customers in a future period and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to electricity customers in future rates. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and regulatory liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or regulatory liability in setting future rates, the respective carrying amount would be reflected in results of operations, prospectively from the date the Company’s assessment is made.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Revenue Recognition
Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved uniform transmission rates (UTRs) which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers.
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on the amount of electricity delivered as measured from customer meters. At the end of each month, the amount of electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption and changes in the composition of customer classes.
Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes.
Accounts Receivable and Allowance for Doubtful Accounts
Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category on an undiscounted basis. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs, which may be further supplemented from time to time to reflect management's best estimate of the loss. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions.
Noncontrolling interest
Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income or net loss and other comprehensive income (OCI) or other comprehensive loss (OCL) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest.
If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or net loss or OCI or OCL as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company.
Income Taxes
Income taxes are accounted for using the asset and liability method. Current income tax assets and current income tax liabilities are recognized based on the taxes refundable or payable on the current year’s taxable income. Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available.
Deferred Income Taxes
Deferred income tax assets and deferred income tax liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carryforward of unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and deferred income tax liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted as at the balance sheet date.
Deferred income taxes associated with the Company’s regulated operations which are considered to be more-likely-than-not to be recovered or refunded in future regulated rates charged to customers are recognized as deferred income tax regulatory assets and deferred income tax regulatory liabilities with an offset to deferred income tax expense.
Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized.

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HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized.
Property, Plant and Equipment
Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the consolidated balance sheets as property, plant and equipment.
The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis.
Property, plant and equipment in service consists of transmission, distribution, communication, and administration and service assets, as well as land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, as well as capitalized project development costs associated with deferred capital projects.
Transmission
Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, as well as assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.
Distribution
Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.
Communication
Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings.
Administration and Service
Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.
Easements
Easements include a statutory easement for the use of transmission corridor and related abutting lands pursuant to Part IX.1 of the Electricity Act, 1998 (Ontario) (Electricity Act), as well as other land rights for occupation.
Intangible Assets
Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications.
Capitalized Financing Costs
Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.
Construction and Development in Progress
Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

11

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Depreciation and Amortization
The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.
The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2023 for Hydro One Networks’ distribution and transmission businesses. A summary of average service lives and depreciation and amortization rates as at December 31, 2025 for the various classes of assets is included below:

	Average	Rate
	Service Life	Range	Average
Property, plant and equipment:
Transmission	57 years	1% - 3%	2%
Distribution	48 years	1% - 8%	2%
Communication	17 years	1% - 11%	6%
Administration and service	28 years	1% - 20%	5%
Intangible assets	11 years	8% - 10%	6%
In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense.
Acquisitions and Goodwill
The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is greater than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.
Based on the assessment performed as at September 30, 2025 and with no significant events since, the Company has concluded that goodwill was not impaired as at December 31, 2025.
Long-Lived Asset Impairment
When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.
Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. Hydro One regularly monitors the assets of its unregulated subsidiary Acronym for indications of impairment.
Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2025 and 2024, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

12

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Costs of Arranging Debt Financing
For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt on the consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately.
Financial Assets and Liabilities
All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date.
The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 16 - Fair Value of Financial Instruments and Risk Management.
Derivative Instruments and Hedge Accounting
The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.
The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.
For derivative instruments that qualify for hedge accounting, and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI) or accumulated OCL (AOCL). Amounts in AOCI or AOCL are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income (loss) in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income (loss). The changes in fair value of the undesignated derivative instruments are reflected in results of operations.
Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation as at December 31, 2025 or 2024.
Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

13

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Employee Future Benefits
Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.
The Company recognizes the funded status of its defined benefit pension plan (Pension Plan) and its post-retirement and post-employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.
Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income.
Defined Benefit Pension
Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, or over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed and unlisted equity securities, marketable and private debt, corporate and government debt securities as well as unlisted real estate and unlisted infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset or regulatory liability equal to the net underfunded or overfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs).
Post-retirement and Post-employment Benefits
Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. For post-retirement benefits, past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.
For post-retirement benefits, all actuarial gains or actuarial losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan or over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end, based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment.
The actuarial gains and actuarial losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment.
All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets (applies to the service cost component of benefit cost) and to regulatory assets for all other components of the benefit cost, consistent with their inclusion in OEB-approved rates.
Stock-Based Compensation
Share Grant Plans
Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded-vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are recovered in rates. Forfeitures are recognized as they occur.

14

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Deferred Share Unit (DSU) Plans
The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company’s common share closing price at the end of each reporting period.
Long-term Incentive Plan (LTIP)
The Company measures the awards issued under its LTIP at fair value based on the grant date common share price. The fair value of liability-classified awards is based on the Company’s common share closing price at the end of each reporting period. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur.
Loss Contingencies
Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.
Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.
Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.
Environmental Liabilities
Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. To the extent that the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the anticipated amount of future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed. Estimate changes are accounted for prospectively.
Asset Retirement Obligations
Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation.
When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is    determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations.
Leases
At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be

15

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the consolidated balance sheets.
The Company’s lease portfolio consists primarily of operating leases; finance leases are not material and, when applicable, may be fully prepaid at commencement.
Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets is calculated as the difference between the lease expense and the accretion of interest, which is calculated using the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a remeasurement of the lease obligations or ROU assets.
Equity Method Investments
The Company accounts for its investments in entities over which it has significant influence but not a controlling interest using the equity method of accounting. Significant influence is generally presumed to exist when the Company owns 20% to 50% of the voting stock of the investee, but can also exist when the Company owns less than 20% if it has the ability to exercise significant influence through other means. Under this method, the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of the earnings or losses of the investee, as well as any distributions received from the investee.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	No impact upon adoption
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Adoption of the standard does not materially affect Hydro One’s income tax disclosures.

16

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	No impact upon adoption
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	No impact upon adoption
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual periods beginning after December 15, 2027.	Under assessment
ASU 2025-09	November 2025	The amendments expand hedge-accounting eligibility and better align the guidance with common risk‑management practices. Key updates allow grouping forecasted transactions with similar exposure, simplify hedging of choose‑your‑rate variable‑rate debt, and broaden eligibility for hedging nonfinancial components. The guidance modernizes treatment of certain option‑based derivatives and resolves mismatches in dual hedge relationships.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-10	December 2025	The amendments establish authoritative GAAP for government grants, setting recognition, measurement, presentation, and disclosure requirements.	Annual and interim periods beginning after December 15, 2028.	Under assessment
ASU 2025-11	December 2025	The amendments clarify interim reporting by establishing a complete list of required GAAP interim disclosures. They introduce a disclosure principle requiring entities to report material events occurring after the annual reporting period. The Update also clarifies types of interim reports and the form and content of interim financial statements. Overall, the changes enhance clarity and consistency without altering existing disclosure requirements.	Interim reporting periods within annual reporting periods beginning after December 15, 2027.	Under assessment
ASU 2025-12	December 2025	The amendments clarify existing guidance, correct errors, and introduce minor improvements to numerous Codification Topics, thereby making the requirements easier for entities to understand and apply.	Annual and interim periods beginning after December 15, 2026.	Under assessment

17

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Year ended December 31 (millions of dollars)	2025	2024
Depreciation of property, plant and equipment	874	828
Amortization of intangible assets	89	81
Amortization of regulatory assets	3	11
Depreciation and amortization	966	920
Asset removal costs	145	146
	1,111	1,066
5. FINANCING CHARGES

Year ended December 31 (millions of dollars)	2025	2024
Interest on long-term debt	736	674
Interest on regulatory accounts	24	25
Interest on short-term notes	23	21
Realized loss (gain) on cash flow hedges (interest-rate swap agreements) (Note 16)	4	(4)
Other	19	18
Less: Interest capitalized on construction and development in progress	(110)	(89)
Interest earned on cash and cash equivalents	(17)	(24)
	679	621
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the statutory income tax rate. As the Company operates in Ontario, it is subject to the combined Canadian federal and Ontario statutory rates of 26.5%.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	2025		2024
Year ended December 31	(millions of dollars)	(percentage)	(millions of dollars)	(percentage)
Income before income tax expense	1,568		1,346
Income tax expense at statutory rate of 26.5% (2024 - 26.5%)	416	26.5%	357	26.5%

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(106)	(6.8)%	(83)	(6.2)%
Overheads capitalized for accounting but deducted for tax purposes	(54)	(3.4)%	(51)	(3.8)%
Interest capitalized for accounting but deducted for tax purposes	(29)	(1.8)%	(23)	(1.7)%
Pension and post-retirement benefit contributions in excess of pension expense	(5)	(0.3)%	(10)	(0.7)%
Non-refundable tax credit	(5)	(0.3)%	(3)	(0.2)%
Environmental expenditures	(1)	(0.1)%	(3)	(0.2)%
Other	1	0.1%	(1)	(0.1)%
Net temporary differences attributable to regulated business	(199)	(12.7)%	(174)	(12.9)%
Net permanent differences	2	0.1%	(2)	(0.1)%
Total income tax expense	219	14.0%	181	13.4%
The major components of income tax expense are as follows:

Year ended December 31 (millions of dollars)	2025	2024
Current income tax expense	144	38
Deferred income tax expense	75	143
Total income tax expense	219	181

18

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Deferred Income Tax Assets and Liabilities
Deferred income tax assets and deferred income tax liabilities reflect the future income tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carry forward amounts of tax losses and tax credits. Deferred income tax assets and deferred income tax liabilities attributable to the Company’s regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and deferred income tax liabilities to reflect the anticipated recovery or repayment of these balances in the future electricity rates. As at December 31, 2025 and 2024, deferred income tax assets and deferred income tax liabilities consisted of the following:

As at December 31 (millions of dollars)	2025	2024
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	616	585
Regulatory assets and liabilities	491	449
Non-capital losses	91	105
Non-depreciable capital property	255	255
Tax credit carryforwards	211	245
Investment in subsidiaries	114	113
Capital losses	27	19
Environmental expenditures	15	16
Other	3	11
	1,823	1,798
Less: valuation allowance	(399)	(394)
Total deferred income tax assets	1,424	1,404

Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	2,874	2,494
Pension assets	214	235
Total deferred income tax liabilities	3,088	2,729

Net deferred income tax liabilities	(1,664)	(1,325)
The net deferred income tax liabilities are presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2025	2024
Long-term:
Deferred income tax assets	135	127
Deferred income tax liabilities	(1,799)	(1,452)
Net deferred income tax liabilities	(1,664)	(1,325)
The valuation allowance for deferred income tax assets as at December 31, 2025 was $399 million (2024 - $394 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets, investments in subsidiaries and capital losses carried forward.
As at December 31, 2025 and 2024, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows:

Year of expiry (millions of dollars)	2025	2024
2036	1	1
2037	4	41
2038	90	92
2039	15	77
2040	9	14
2041	20	22
2042	29	38
2043	32	38
2044	59	51
2045	68	—
Total losses	327	374

19

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

7.    ACCOUNTS RECEIVABLE

As at December 31 (millions of dollars)	2025	2024
Accounts receivable - billed	467	433
Accounts receivable - unbilled	673	539
Accounts receivable, gross	1,140	972
Allowance for doubtful accounts	(57)	(61)
Accounts receivable, net	1,083	911
The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2025 and 2024:

As at December 31 (millions of dollars)	2025	2024
Allowance for doubtful accounts – beginning	(61)	(57)
Write-offs	23	18
Additions to allowance for doubtful accounts	(19)	(22)
Allowance for doubtful accounts – ending	(57)	(61)
8.    OTHER CURRENT ASSETS

As at December 31 (millions of dollars)	2025	2024
Prepaid expenses and other assets	92	94
Materials and supplies	31	29
Regulatory assets (Note 11)	10	42
	133	165
9.    PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2025 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	23,618	7,437	2,191	18,372
Distribution	15,338	5,053	304	10,589
Communication	1,539	1,327	57	269
Administration and service	2,578	1,101	46	1,523
Easements	821	124	—	697
	43,894	15,042	2,598	31,450

As at December 31, 2024 (millions of dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	22,359	7,100	1,616	16,875
Distribution	14,335	4,813	318	9,840
Communication	1,511	1,242	45	314
Administration and service	2,382	1,063	134	1,453
Easements	733	122	—	611
	41,320	14,340	2,113	29,093
Financing charges capitalized on property, plant and equipment under construction were $107 million in 2025 (2024 - $85 million).

20

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

10.    INTANGIBLE ASSETS

As at December 31, 2025 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,585	960	29	654
Other	5	5	—	—
	1,590	965	29	654

As at December 31, 2024 (millions of dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	1,481	872	51	660
Other	6	5	—	1
	1,487	877	51	661
Financing charges capitalized on intangible assets under development were $3 million in 2025 (2024 - $4 million). The estimated annual amortization expense for intangible assets is as follows: 2026 - $91 million; 2027 - $88 million; 2028 - $83 million; 2029 - $74 million; and 2030 - $66 million.
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at December 31 (millions of dollars)	2025	2024
Regulatory assets:
Deferred income tax regulatory asset	3,549	3,263
Broadband deferral	73	48
Post-retirement and post-employment benefits - non-service cost	49	72
Environmental	43	44
Getting Ontario Connected Act variance	39	24
Distribution rate riders	26	—
Incremental cloud computing implementation costs deferral	20	10
Stock-based compensation	18	24
Rural and remote rate protection (RRRP) variance	—	18
Other	50	42
Total regulatory assets	3,867	3,545
Less: current portion	(10)	(42)
	3,857	3,503

Regulatory liabilities:
Pension benefit regulatory liability	610	647
Post-retirement and post-employment benefits	336	376
Earnings sharing mechanism (ESM) deferral	310	150
Retail settlement variance account (RSVA)	242	157
External revenue variance	75	31
Capitalized overhead tax variance	50	38
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	49	33
Asset removal costs cumulative variance	48	26
Tax rule changes variance	36	34
Pension cost differential variance	30	21
Advanced Metering Infrastructure (AMI) 2.0 variance	29	7
Deferred income tax regulatory liability	9	4
Distribution rate riders	—	45
Other	27	29
Total regulatory liabilities	1,851	1,598
Less: current portion	(230)	(122)
	1,621	1,476

21

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Deferred Income Tax Regulatory Asset and Liability
Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and regulatory liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for income taxes to be recovered through future rates.
Broadband Deferral
The Company recognizes the incremental costs and incremental revenues attributable to carrying out activities pertaining to designated broadband projects as defined under Building Broadband Faster Act (Ontario) in this generic deferral account.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other than service costs. The regulatory asset includes the applicable tax impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in 2018, these amounts were capitalized to property, plant and equipment and intangible assets. In 2018 and 2019, the OEB approved the regulatory asset for Hydro One Networks’ transmission business and distribution business, respectively. As part of Hydro One Networks' 2020 to 2022 Transmission Decision, the OEB concluded that the non-service cost component of Hydro One's OPEB costs shall be recognized as OM&A for both its transmission and distribution businesses. Furthermore, Hydro One Networks Distribution continued to record the non-service cost component of OPEBs in this account until the end of 2022. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which were recovered from ratepayers over a one-year period ending December 31, 2023, and a three-year period ended December 31, 2025, respectively.
Environmental
Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized to the extent management considers it to be probable that environmental expenditures will be recovered in the future through the rate-setting process. For the year ended December 31, 2025, the Company has recorded a portion of the liability as a regulatory asset. In 2025, the revaluation adjustment increased the environmental regulatory asset by $2 million (2024 - $2 million) to reflect changes in the recoverable portion of the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudence and the timing of recovery of all of Hydro One’s actual environmental expenditures.
Getting Ontario Connected Act Variance
On October 31, 2023, the OEB issued its Decision and Order approving the establishment of a generic sector-wide variance account, effective April 1, 2023. The account was established to record incremental costs of locating underground infrastructure resulting from the implementation of Provincial legislation: Bill 93, Getting Ontario Connected Act, 2022.
Distribution Rate Riders
As part of the JRAP Decision, the OEB approved the disposition of certain deferral and variance account balances as at December 31, 2020, including accrued interest, which were accumulated in distribution rate riders. The amounts were disposed of over a three-year period that ended December 31, 2025. The balance in the account is mostly comprised of excess returns to be collected from ratepayers in a future rate application.
Incremental cloud computing implementation costs deferral
On November 2, 2023, the OEB issued an Accounting Order approving the establishment of a generic sector-wide deferral account, effective December 1, 2023. The account was established to record incremental cloud computing implementation costs.
Stock-based Compensation
The Company recognizes costs associated with share grant plans as a regulatory asset as management considers it probable that share grant plans' costs will be recovered in the future through the rate-setting process. Share grant costs are transferred to labour costs at the time they vest and are issued, and are recovered in rates in accordance with recovery of these labour costs.
RRRP Variance
Hydro One Remotes receives RRRP amounts from the Independent Electricity System Operator (IESO). As at December 31, 2025, the Company recognized a regulatory liability representing the amounts over-collected to achieve breakeven net income, as regulated under the cost recovery model. In both 2025 and 2024, RRRP amounts received were higher than amounts required to achieve breakeven net income, and as such, the regulatory asset decreased by $24 million and $12 million, in 2025 and 2024, respectively.

22

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Pension Benefit Regulatory Liability
In accordance with OEB rate orders, pension costs are recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded or funded status of pension obligations on the consolidated balance sheets with an offset to the associated regulatory asset or regulatory liability. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or regulatory liability, to the extent of the remeasurement adjustment.
Post-Retirement and Post-Employment Benefits
In accordance with OEB rate orders, post-retirement and post-employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded or funded status of post-retirement and post-employment obligations on the consolidated balance sheets with an incremental offset to the associated regulatory asset or regulatory liability, as the case may be. A regulatory asset or regulatory liability is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered or returned in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or regulatory liability, as the case may be, to the extent of the remeasurement adjustment.
ESM Deferral
In March 2019, the OEB approved the establishment of an ESM deferral account for Hydro One Networks' distribution segment to record over-earnings including tax impacts. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB-approved regulatory return-on-equity (ROE) by more than 100 basis points with distribution ratepayers. A similar account was also approved for B2M LP in January 2020, Hydro One Networks’ transmission segment and NRLP in April 2020, and CLLP in December 2024. HOSSM's account was approved as part of the acquisition decision in October 2016 and became effective in 2022, with a 300 basis points threshold applied. The balance in the account as at December 31, 2025 mostly relates to Hydro One Networks’ distribution and transmission businesses. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period that ended December 31, 2025. The OEB also approved the disposition of the ESM account balances as at December 31, 2024 in Hydro One Networks’ distribution and transmission businesses, B2M LP, NRLP, and HOSSM’s 2026 rates application on a final basis.
RSVA
Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the IESO and the cost of power recovered from ratepayers. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period that ended December 31, 2025. In December 2024, as part of the Decision and Order on 2025 distribution rates, the OEB approved, on an interim basis, the disposition of certain RSVA balances as at December 31, 2023, including accrued interest, over a one-year period that ended December 31, 2025. This disposition became final upon receipt of the Decision and Order on 2026 distribution rates issued in December 2025. The OEB also approved disposition of certain RSVA balances as at December 31, 2025, including accrued interest, over a one-year period ending December 31, 2026 on both an interim and final basis.
External Revenue Variance
The external revenue variance account balance reflects the difference between Hydro One Networks' transmission business' actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts.
Capitalized Overhead Tax Variance
As part of the JRAP Decision, the OEB approved the establishment of a capitalized overhead tax variance account to capture the difference between the capitalized overheads deducted in calculating the regulatory tax expense included in rates and the actual capitalized overhead costs deducted in Hydro One's tax returns for Hydro One Networks' transmission and distribution businesses for the 2016 to 2027 period. Variance amounts are recognized at the earlier of (i) when the tax year has been audited by the Canada Revenue Agency or (ii) when the taxation year is statute barred.
OPEB Asymmetrical Carrying Charge Variance Account
On September 14, 2017, the OEB issued its Report of the Board: Regulatory Treatment of Pension and OPEB Costs that allowed rate-regulated utilities to track the difference between their pension and OPEB costs calculated under the accrual method and the cash payment method, effective January 1, 2018, and record the carrying charges associated with the balance on an asymmetrical basis. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro

23

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

One Networks’ transmission and distribution account balances as at December 31, 2020, including accrued interest, which were returned to ratepayers over a one-year period ended December 31, 2023, and a three-year period ended December 31, 2025, respectively. As part of the same decision, the OEB approved the continuance of this account for Hydro One Networks’ transmission business and the establishment of this account for Hydro One Networks’ distribution business for 2023 to 2027.
Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks' transmission business to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs. This account is asymmetrical to the benefit of ratepayers on a cumulative basis. As part of the JRAP Decision received in November 2022, the OEB approved the continuance of this account for Hydro One Networks’ transmission business and the establishment of this account for Hydro One Networks’ distribution business for the 2023 to 2027 period.
Tax Rule Changes Variance
The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028 (Accelerated Depreciation). Following the enactment of the Budget measures in the second quarter of 2019, the OEB directed all Ontario regulated utilities including Hydro One to track the full revenue impact of the tax benefits related to the Accelerated Depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject to refund cannot be recognized. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which were returned to ratepayers over a one-year period ended December 31, 2023, and a three-year period ended December 31, 2025, respectively.
Pension Cost Differential
Variances between the OM&A pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which were returned to ratepayers over a one-year period ended December 31, 2023 and a three-year period ended December 31, 2025, respectively.
AMI 2.0 Variance
As part of the JRAP Decision, the OEB approved the establishment of the AMI 2.0 variance account. The account records the difference in revenue requirement impact including tax, if any, between the planned in-service additions included in the forecasted costs of the AMI 2.0 program over the 2023-2027 period and the actual in-service additions achieved as part of the AMI 2.0 program over the 2023-2027 period. The account is asymmetrical to the benefit of ratepayers.
12.    OTHER LONG-TERM ASSETS

As at December 31 (millions of dollars)	2025	2024
Deferred pension assets (Note 18)	610	647
Investments in associates[1]	302	46
Right-of-Use assets (Note 21)	47	55
Other long-term assets	64	60
	1,023	808
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments.

24

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at December 31 (millions of dollars)	2025	2024
Accrued liabilities	944	794
Accounts payable	371	348
Unearned revenue	313	336
Regulatory liabilities (Note 11)	230	122
Accrued interest	203	180
Lease obligations (Note 21)	14	14
Environmental liabilities	7	11
Derivative liabilities (Note 16)	4	4
	2,086	1,809
14.    OTHER LONG-TERM LIABILITIES

As at December 31 (millions of dollars)	2025	2024
Post-retirement and post-employment benefit liability (Note 18)	1,672	1,590
Asset retirement obligations (Note 20)	43	38
Environmental liabilities (Note 19)	37	36
Lease obligations (Note 21)	29	41
Derivative liabilities (Note 16)	—	3
Other long-term liabilities	42	43
	1,823	1,751
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities of up to 365 days. The commercial paper program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $3,050 million.
As at December 31, 2025, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) consisted of the following:

(millions of dollars)	Maturity	Total Amount	Amount Drawn
Hydro One Inc.
Revolving standby credit facilities[1,2]	June 2030	3,050	—
Hydro One
Five-year senior, revolving term credit facility[2]	June 2030	250	—
Total		3,300	—
1 On June 1, 2024, Hydro One Inc. increased the committed amount under the Operating Credit Facilities by $750 million.
2 On June 1, 2025, the maturity dates for the Operating Credit Facilities were extended from June 2029 to June 2030.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at December 31, 2025 and 2024, no debt securities have been issued by HOHL.

25

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Long-Term Debt
The following table presents long-term debt outstanding as at December 31, 2025 and 2024:

As at December 31 (millions of dollars)	2025	2024
1.76% Series 45 notes due 2025	—	400
2.97% Series 40 notes due 2025	—	350
5.54% Series 57 notes due 2025[1]	—	400
2.77% Series 35 notes due 2026	500	500
Floating-rate Series 56 notes due 2026[2]	425	425
4.91% Series 52 notes due 2028	750	750
3.02% Series 43 notes due 2029	550	550
3.93% Series 53 notes due 2029	550	550
2.16% Series 46 notes due 2030	400	400
7.35% Debentures due 2030	400	400
1.69% Series 49 notes due 2031	400	400
2.23% Series 50 notes due 2031	450	450
6.93% Series 2 notes due 2032	500	500
3.94% Series 61 notes due 2032	450	—
4.16% Series 54 notes due 2033	450	450
3.90% Series 64 notes due 2033	1,200	—
6.35% Series 4 notes due 2034	385	385
4.39% Series 59 notes due 2034	550	550
4.25% Series 60 notes due 2035	1,075	1,075
4.30% Series 62 notes due 2035	300	—
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	435
4.17% Series 32 notes due 2044	350	350
5.00% Series 11 notes due 2046	325	325
3.91% Series 36 notes due 2046	350	350
3.72% Series 38 notes due 2047	450	450
3.63% Series 41 notes due 2049	750	750
2.71% Series 47 notes due 2050	500	500
3.64% Series 44 notes due 2050	250	250
3.10% Series 51 notes due 2051	450	450
4.00% Series 24 notes due 2051	225	225
4.46% Series 55 notes due 2053	675	675
4.85% Series 58 notes due 2054	1,000	1,000
4.95% Series 63 notes due 2055	350	—
4.80% Series 65 notes due 2056	400	—
3.79% Series 26 notes due 2062	310	310
4.29% Series 30 notes due 2064	50	50
Hydro One Inc. long-term debt (a)	18,620	17,070

1.41% Series 2020-1 notes due 2027	425	425
Hydro One long-term debt (b)	425	425

	19,045	17,495

Add: Net unamortized debt premiums	39	41
Add: Realized mark-to-market gain[1]	—	3
Less: Unamortized deferred debt issuance costs	(67)	(60)
Total long-term debt	19,017	17,479
1 In October 2023, Hydro One Inc. entered into a $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium Term Note (MTN) Series 57 notes matured October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which had been amortized over the term of the related note.
2 The interest rates of the floating-rate notes are referenced to the daily compounded Canadian overnight repo rate average, plus a margin.

26

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

(a) Hydro One Inc. long-term debt
As at December 31, 2025, long-term debt of $18,620 million (2024 - $17,070 million) was outstanding, the majority of which was issued under Hydro One Inc.’s MTN Program. In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026.
In 2025, Hydro One Inc. issued long-term debt totalling $2,700 million (2024 - $2,750 million) and repaid long-term debt of $1,150 million (2024 - $700 million) under the MTN Program.
(b) Hydro One long-term debt
As at December 31, 2025, long-term debt of $425 million (2024 - $425 million) was outstanding. On August 19, 2024, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending in September 2026. As at December 31, 2025, no securities have been issued under the Universal Base Shelf Prospectus. During the years ended December 31, 2025 and 2024, no long-term debt was issued or repaid.
The total long-term debt is presented on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2025	2024
Current liabilities:
Long-term debt payable within one year	925	1,150
Long-term liabilities:
Long-term debt	18,092	16,329
Total long-term debt	19,017	17,479
Principal and Interest Payments
As at December 31, 2025, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	925	792	2.8
Year 2	425	775	1.4
Year 3	750	751	4.9
Year 4	1,100	724	3.5
Year 5	800	675	4.8
	4,000	3,717	3.6
Years 6-10	5,760	2,800	4.2
Thereafter	9,285	4,927	4.5
	19,045	11,444	4.2

27

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.
Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.
Level 2 inputs are those other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.
Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.
Non-Derivative Financial Assets and Liabilities
As at December 31, 2025 and 2024, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at December 31, 2025 and 2024 are as follows:

	2025	2025	2024	2024
As at December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	19,017	18,721	17,479	17,364
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at December 31, 2025 and 2024, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at December 31, 2025 and 2024, Hydro One Inc. had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at December 31, 2025 and 2024, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at December 31, 2025 and 2024 is as follows:

As at December 31, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	19,017	18,721	—	18,721	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	4	4	—	4	—
	19,021	18,725	—	18,725	—

As at December 31, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	17,479	17,364	—	17,364	—
Derivative instruments (Notes 13 & 14)
Cash flow hedges, including current portion	7	7	—	7	—
	17,486	17,371	—	17,371	—

28

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the years ended December 31, 2025 or 2024.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis point increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the years ended December 31, 2025 and 2024, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCI/OCL and reclassified to financing charges for the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)	2025	2024
Amounts recorded in OCI/OCL
Before tax loss	2	1
After tax loss	1	1
Amounts reclassified to financing charges
Before tax loss (gain)	4	(4)
After tax loss (gain)	3	(3)
This resulted in an AOCL of $3 million related to cash flow hedges as at December 31, 2025 (2024 - $5 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $3 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. For all forecasted transactions, as at December 31, 2025, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at December 31, 2025 and 2024, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at December 31, 2025 and 2024, there was no material accounts receivable balance due from any single customer.
As at December 31, 2025, the Company’s allowance for doubtful accounts was $57 million (2024 - $61 million). The allowance for doubtful accounts reflects the Company's CECL for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at December 31, 2025, approximately 7% (2024 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.

29

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at December 31, 2025 and 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Hydro One’s Universal Base Shelf Prospectus allows it to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 19, 2026.
On November 29, 2024, HOHL filed a short form base shelf prospectus (HOHL U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S., that expires in December 2026. The HOHL U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at December 31, 2025, no securities have been issued under the HOHL U.S. Debt Shelf Prospectus.
On August 18, 2025, Hydro One Inc. filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Ontario and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. As at December 31, 2025, no securities have been issued under the HOI U.S. Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    CAPITAL MANAGEMENT
The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. As at December 31, 2025 and 2024, the Company’s capital structure was as follows:

As at December 31 (millions of dollars)	2025	2024
Short-term notes payable	100	200
Long-term debt payable within one year	925	1,150
Less: cash and cash equivalents	(549)	(716)
	476	634

Long-term debt	18,092	16,329
Common shares	5,721	5,713
Retained earnings	6,911	6,360
Total capital	31,200	29,036
Hydro One Inc. has customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. As at December 31, 2025, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

30

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
Hydro One has a Pension Plan, a supplementary pension plan (Supplementary Plan), post-retirement and post-employment benefit plans (Benefit Plans), and a DC Plan.
Pension Plan, Supplementary Plan, and Benefit Plans
The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on the highest three-year average pensionable earnings up to March 31, 2025. Beginning April 1, 2025, all service for all groups on a go-forward basis will be calculated using the highest five-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for Society-represented staff hired after November 17, 2005, benefits are based on the highest five-year average pensionable earnings for all their service. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan.
Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2024, and filed on September 23, 2025. Total annual cash Pension Plan employer contributions for 2025 were $68 million (2024 - $75 million). Estimated annual Pension Plan employer contributions for the years 2026, 2027, 2028, 2029, and 2030 are approximately $70 million, $73 million, $77 million, $81 million, and $85 million, respectively.
The Supplementary Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplementary Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets.
Hydro One recognizes the funded or underfunded status of the Pension Plan and Benefit Plans as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and regulatory liabilities as appropriate. The funded benefit asset and underfunded benefit obligations for the Pension Plan and Benefit Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and uses the corridor approach for the post-retirement benefit plan. For the post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31.
The following tables provide the components of the funded status of the Company's Pension Plans and Benefit Plans as at December 31, 2025 and 2024:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of dollars)	2025	2024	2025	2024
Change in PBO
PBO, beginning of year	8,686	8,665	1,666	1,603
Current service cost	146	134	61	57
Employee contributions	81	74	—	—
Interest cost	411	401	80	75
Benefits paid	(457)	(427)	(76)	(71)
Net actuarial loss (gain)	40	(161)	19	2
PBO, end of year	8,907	8,686	1,750	1,666

Change in plan assets
Fair value of plan assets, beginning of year	9,333	8,764	—	—
Actual return on plan assets	513	869	—	—
Benefits paid	(457)	(427)	(76)	(71)
Employer contributions	68	75	76	71
Employee contributions	81	74	—	—
Administrative expenses	(21)	(22)	—	—
Fair value of plan assets, end of year	9,517	9,333	—	—

(Funded) unfunded status	(610)	(647)	1,750	1,666

31

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
As at December 31 (millions of dollars)	2025	2024	2025	2024
Other assets[1]	11	12	—	—
Deferred pension assets	610	647	—	—
Accrued liabilities	—	—	78	76
Post-retirement and post-employment benefit liability	—	—	1,672	1,590
Net (funded) unfunded status	(621)	(659)	1,750	1,666
1 Represents the funded status of HOSSM defined benefit pension plan.
The funded or unfunded status of the Pension Plan and Benefit Plans refers to the difference between the fair value of plan assets and the PBO for the Pension Plan and Benefit Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.
The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

As at December 31 (millions of dollars)	2025	2024
PBO	8,907	8,686
ABO	8,004	7,848
Fair value of plan assets	9,517	9,333
On an ABO basis, the Pension Plan was funded at 119% as at December 31, 2025 (2024 - 119%). On a PBO basis, the Pension Plan was funded at 107% as at December 31, 2025 (2024 - 107%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.
Components of Net Periodic Benefit Costs
The following table provides the components of the net periodic benefit costs of the Pension Plan for the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)	2025	2024
Current service cost	146	134
Interest cost	411	401
Expected return on plan assets, net of expenses	(663)	(603)
Amortization of prior service credit	(3)	(3)
Amortization of actuarial (gains) losses	(15)	14
Net periodic benefit credit	(124)	(57)

Charged to results of operations[1]	21	23
1    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2025, pension costs of $68 million (2024 - $75 million) comprised of $21 million (2024 - $23 million) charged to operations, and $47 million (2024 - $52 million) capitalized as part of the cost of property, plant and equipment and intangible assets.
The following table provides the components of the net periodic benefit costs for the years ended December 31, 2025 and 2024 for the post-retirement and post-employment benefit plans:

Year ended December 31 (millions of dollars)	2025	2024
Current service cost	61	57
Interest cost	80	75
Amortization of prior service cost	10	10
Amortization of actuarial gains	(23)	(29)
Net periodic benefit costs	128	113

Charged to results of operations[1]	86	74
1    The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2025, post-retirement and post-employment costs of $128 million (2024 - $113 million) were attributed to labour, of which $86 million (2024 - $74 million) was charged to operations, and $42 million (2024 - $39 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
Assumptions
The measurement of the obligations of the Pension Plan and Benefit Plans and the costs of providing benefits under the Pension Plan and Benefit Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions

32

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

to the Pension Plan and Benefit Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Pension Plan and Benefit Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities.
The following weighted average assumptions were used to determine the benefit obligations as at December 31, 2025 and 2024:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2025	2024	2025	2024
Significant assumptions:
Weighted average discount rate	5.02%	4.73%	5.05%	4.75%
Rate of compensation scale escalation (long-term)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.25%	4.23%
1 4.79% per annum in 2026, grading down to 4.25% per annum in and after 2032 (2024 - 4.85% per annum in 2025, grading down to 4.23% per annum in and after 2032).
The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2025 and 2024. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2025	2024
Pension Benefits:
Weighted average expected rate of return on plan assets	7.20%	7.00%
Weighted average discount rate	4.73%	4.63%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	15	15

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.75%	4.63%
Rate of compensation scale escalation (long-term)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	16.5	16.1
Rate of increase in health care cost trends[1]	4.23%	4.23%
1 4.85% per annum in 2025, grading down to 4.23% per annum in and after 2032 (2024 - 4.92% per annum in 2024, grading down to 4.23% per annum in and after 2032).
The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.
The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the Pension Plan and Benefit Plans as at December 31, 2025 and 2024:

As at December 31	2025	2024
Life expectancy at age 65 for a member currently at:	(years)	(years)
Age 65 - male	24	23
Age 65 - female	27	25
Age 45 - male	26	24
Age 45 - female	28	26

33

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Estimated Future Benefit Payments
As at December 31, 2025, estimated future benefit payments to the participants of the Benefit Plans were:

(millions of dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2026	427	78
2027	433	78
2028	439	78
2029	445	79
2030	452	80
2031 through to 2035	2,397	423
Total estimated future benefit payments through to 2035	4,593	816
Components of Regulatory Accounts
A portion of actuarial gains and losses and prior service costs is recorded within regulatory accounts on Hydro One’s consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table:

Year ended December 31 (millions of dollars)	2025	2024
Pension Benefits:
Net actuarial loss (gain) for the year	210	(405)
Amortization of actuarial gain (loss)	15	(14)
Amortization of prior service credit	3	3
	228	(416)

Post-Retirement and Post-Employment Benefits:
Actuarial loss for the year	28	4
Amortization of actuarial loss	15	18
	43	22
The following table provides the components of regulatory accounts that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)	2025	2024
Pension Benefits:
Actuarial gain	(610)	(647)

Post-Retirement and Post-Employment Benefits:
Actuarial gain	(336)	(376)

34

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Pension Plan Assets
Investment Strategy
On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.
Pension Plan Asset Mix
As at December 31, 2025, the Pension Plan actual weighted average, target, and range asset allocations were as follows:

	Actual (%)	Target Allocation (%)	Range Allocation (%)
Equity securities	41	40	20 - 55
Debt securities	37	35	30 - 40
Real Estate and Infrastructure	22	25	0 - 35
	100	100
As at December 31, 2025, the Pension Plan held $17 million (2024 - $16 million) Hydro One Inc.’s corporate bonds and $631 million (2024 - $703 million) of debt securities of the Province.
Concentrations of Credit Risk
Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2025 and 2024. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. As at December 31, 2025 and 2024, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.
The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.
Fair Value Measurements
The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as at December 31, 2025 and 2024:

As at December 31, 2025 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	—	3,277	3,277
Cash and cash equivalents	124	—	—	124
Short-term securities	—	182	—	182
Derivative instruments	—	2	—	2
Corporate shares - Canadian	102	—	—	102
Corporate shares - Foreign	2,736	255	—	2,991
Bonds and debentures - Canadian	—	2,677	—	2,677
Bonds and debentures - Foreign	—	106	—	106
Total fair value of plan assets[1]	2,962	3,222	3,277	9,461

Derivative instruments	—	1	—	1
Total fair value of plan liabilities[1]	—	1	—	1
1 As at December 31, 2025, the total fair value of Pension Plan assets and liabilities excludes $62 million of interest and dividends receivable, $4 million of sold investments receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $nil payable to participants, and $2 million of purchased investments payable.

35

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

As at December 31, 2024 (millions of dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	—	—	3,142	3,142
Cash and cash equivalents	106	—	—	106
Short-term securities	—	171	—	171
Derivative instruments	—	1	—	1
Corporate shares - Canadian	116	—	—	116
Corporate shares - Foreign	2,695	247	—	2,942
Bonds and debentures - Canadian	—	2,717	—	2,717
Bonds and debentures - Foreign	—	95	—	95
Total fair value of plan assets[1]	2,917	3,231	3,142	9,290

Derivative instruments	—	3	—	3
Total fair value of plan liabilities[1]	—	3	—	3
1 As at December 31, 2024, the total fair value of Pension Plan assets and liabilities excludes $57 million of interest and dividends receivable, $1 million of sold investments receivable, $6 million of pension administration expenses payable, $2 million of taxes payable, $3 million payable to participants, and $1 million of purchased investments payable.
See Note 16 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2025 and 2024. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available.

Year ended December 31 (millions of dollars)	2025	2024
Fair value, beginning of year	3,142	2,769
Realized and unrealized gains	136	262
Purchases	138	203
Sales and disbursements	(139)	(92)
Fair value, end of year	3,277	3,142
There were no transfers between any of the fair value levels during the years ended December 31, 2025 and 2024.
Valuation Techniques Used to Determine Fair Value
Pooled funds mainly consist of private equity, real estate infrastructure and private debt investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Private debt valuations are reported by the fund manager. Private debt is credit that is extended to companies on a bilaterally negotiated basis. It is not readily marketable and takes a wide range of forms, such as senior secured and unsecured loans, infrastructure project financing, investments secured by real estate assets, and securitized lease/loan obligations supported by a pool of assets. Since these valuation inputs are not highly observable, private equity, real estate infrastructure and private debt investments have been categorized as Level 3 within pooled funds.
Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1.
Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2.
Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2025 was $405 million (2024 - $391 million). The most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, and British pound sterling. The net

36

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

realized loss on contracts for the year ended December 31, 2025 was $4 million (2024 - $3 million net realized loss). The terms to maturity of the forward exchange contracts as at December 31, 2025 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2.
Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.
Bonds and debentures are presented at published closing trade quotations and are categorized as Level 2.
DC Plan
Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplementary Notional Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One contributions to the DC Plan for the year ended December 31, 2025 were $5 million (2024 - $5 million).
19.    ENVIRONMENTAL LIABILITIES
The following tables show the movements in environmental liabilities for the years ended December 31, 2025 and 2024:

Year ended December 31, 2025 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	6	41	47
Expenditures	(4)	(1)	(5)
Revaluation adjustment	(1)	3	2
Environmental liabilities - ending	1	43	44
Less: current portion	(1)	(6)	(7)
	—	37	37

Year ended December 31, 2024 (millions of dollars)	PCB	LAR	Total
Environmental liabilities - beginning	39	40	79
Expenditures	(34)	(3)	(37)
Revaluation adjustment	1	4	5
Environmental liabilities - ending	6	41	47
Less: current portion	(6)	(5)	(11)
	—	36	36
As at December 31, 2025, the estimated future environmental expenditures were as follows:

(millions of dollars)
2026	7
2027	6
2028	2
2029	1
2030	2
Thereafter	26
44
There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures.

37

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

PCBs
Environment and Climate Change Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under previous regulations, Hydro One’s PCBs were to be disposed of by the end of 2025, with the exception of specifically exempted equipment. On December 31st, 2025, regulations amending the Canadian Environmental Protection Act, 1999 were published in the Canada Gazette, Part II. The amendments include deferring the end-of-use deadline for certain PCB-containing electrical equipment from December 31, 2025 to December 31, 2026. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.
As at December 31, 2025, the Company’s best estimate of the total future expenditures to comply with current PCB regulations was $1 million (2024 - $6 million). These expenditures are expected to be incurred in 2026. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2025 to decrease the PCB environmental liability by $1 million (2024 - increase of $1 million).
LAR
As at December 31, 2025, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $43 million (2024 - $41 million). These expenditures are expected to be incurred over the period from 2026 to 2051. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2025 to increase the LAR environmental liability by $3 million (2024 - $4 million).
20.    ASSET RETIREMENT OBLIGATIONS
Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as for the estimated expenditure for the future decommissioning and removal of some diesel generating stations and related assets operated by its subsidiary, Hydro One Remotes.
Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.
Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time.
In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 1.0% to 3.0% (2024 - 1.0% to 3.0%) depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. As a result of its annual review of asset retirement obligations, the Company recorded a revaluation adjustment in 2025 to increase the asset retirement obligations related to the removal and disposal of asbestos-containing materials installed in some of its facilities by $3 million (2024 - $nil) and the asset retirement obligations related to decommissioning and removal of diesel generating station within the Hydro One Remotes operating territory by $1 million (2024 - $2 million).

38

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

As at December 31, 2025, Hydro One had recorded total asset retirement obligations of $43 million (2024 - $38 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities of $22 million (2024 - $18 million), and the decommissioning and removal of diesel generating stations of $20 million (2024 - $19 million).
21.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and five years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. The Company also has a few finance lease arrangements, all of which were fully prepaid at commencement and are immaterial to the consolidated financial statements. Other information related to the Company's operating leases was as follows:

Year ended December 31 (millions of dollars)	2025	2024
Lease expense	17	17
Lease payments made	17	16

As at December 31	2025	2024
Weighted-average remaining lease term[1] (years)	3	4
Weighted-average discount rate	2.8%	2.9%
1 Includes renewal options that are reasonably certain to be exercised.
As at December 31, 2025, future minimum operating lease payments were as follows:

(millions of dollars)
2026	16
2027	14
2028	10
2029	3
2030	1
Thereafter	1
Total undiscounted minimum lease payments	45
Less: discounting minimum lease payments to present value	(2)
Total discounted minimum lease payments	43
As at December 31, 2024, future minimum operating lease payments were as follows:

(millions of dollars)
2025	17
2026	15
2027	13
2028	10
2029	2
Thereafter	2
Total undiscounted minimum lease payments	59
Less: discounting minimum lease payments to present value	(4)
Total discounted minimum lease payments	55
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at December 31 (millions of dollars)	2025	2024
Other long-term assets (Note 12)	47	55
Accounts payable and other current liabilities (Note 13)	14	14
Other long-term liabilities (Note 14)	29	41

39

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

22.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at December 31, 2025, the Company had 599,781,811 (2024 - 599,435,650) common shares issued and outstanding.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
The following tables presents the changes to common shares during the years ended December 31, 2025 and 2024:

	Ownership by
Year ended December 31, 2025 (number of shares)	Public	Province	Total
Common shares - beginning	317,023,002	282,412,648	599,435,650
Common shares issued - LTIP[1]	10,492	—	10,492
Common shares issued - share grants[2]	335,669	—	335,669
Common shares - ending	317,369,163	282,412,648	599,781,811
	52.9%	47.1%	100%
1 In 2025, Hydro One issued 10,492 common shares from treasury in accordance with provisions of the LTIP.
2 In 2025, Hydro One issued 335,669 common shares from treasury in accordance with provisions of the Power Workers’ Union (PWU) and the Society Share Grant Plans.

	Ownership by
Year ended December 31, 2024 (number of shares)	Public	Province	Total
Common shares - beginning	316,664,419	282,412,648	599,077,067
Common shares issued - LTIP[1]	9,905	—	9,905
Common shares issued - share grants[2]	348,678	—	348,678
Common shares - ending	317,023,002	282,412,648	599,435,650
	52.9%	47.1%	100%
1 In 2024, Hydro One issued 9,905 common shares from treasury in accordance with provisions of the LTIP.
2 In 2024, Hydro One issued 348,678 common shares from treasury in accordance with provisions of the PWU and the Society Share Grant Plans.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at December 31, 2025 and 2024, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. As at December 31, 2025, and 2024, the Company had no Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One’s preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One.
Share Ownership Restrictions
The Electricity Act imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions.
23.    DIVIDENDS
In 2025, common share dividends in the amount of $788 million (2024 - $743 million) were declared and paid.
See Note 32 - Subsequent Events for dividends declared subsequent to December 31, 2025.

40

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

24.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and LTIP, which are calculated using the treasury stock method.

	2025	2024

Net income attributable to common shareholders (millions of dollars)	1,339	1,156

Weighted-average number of shares
Basic	599,692,817	599,342,299
Effect of dilutive stock-based compensation plans	1,020,183	1,318,179
Diluted	600,713,000	600,660,478

EPS
Basic	$2.23	$1.93
Diluted	$2.23	$1.92
25.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan).
The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date that the annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date that the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as of April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan.
The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date that the annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as of September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan.
The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2025, 335,669 common shares (2024 - 348,678) were issued under the Share Grant Plans. Total share-based compensation recognized during 2025 was $1 million (2024 - $2 million) and was recorded as a regulatory asset.
A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2025 and 2024 is presented below:

Year ended December 31, 2025	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	1,407,294	$20.50
Vested and issued[1]	(335,669)	—
Forfeited	(46,481)	$20.50
Share grants outstanding - ending	1,025,144	$20.50

1    In 2025, Hydro One issued 335,669 common shares from treasury to eligible employees in accordance with provisions of the Share Grant Plans.

41

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Year ended December 31, 2024	Share Grants (number of common shares)	Weighted-Average Price
Share grants outstanding - beginning	1,782,376	$20.50
Vested and issued[1]	(348,678)	—
Granted	1,092	—
Forfeited	(27,496)	$20.50
Share grants outstanding - ending	1,407,294	$20.50
1    In 2024, Hydro One issued 348,678 common shares from treasury to eligible employees in accordance with provisions of the Share Grant Plans.
Directors' DSU Plan
Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2025 and 2024 is presented below:

Year ended December 31 (number of DSUs)	2025	2024
DSUs outstanding - beginning	107,296	94,624
Granted	21,033	22,293
Settled	(26,073)	(9,621)
DSUs outstanding - ending	102,256	107,296
For the year ended December 31, 2025, an expense of $2 million (2024 - $1 million) was recognized in earnings with respect to the Directors' DSU Plan. As at December 31, 2025, a liability of $6 million (2024 - $5 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $54.64. This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors.
A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2025 and 2024 is presented below:

Year ended December 31 (number of DSUs)	2025	2024
DSUs outstanding - beginning	85,690	134,370
Granted	14,219	16,600
Settled	(19,505)	(65,280)
DSUs outstanding - ending	80,404	85,690
For the year ended December 31, 2025, an expense of $2 million (2024 - $1 million) was recognized in earnings with respect to the Management DSU Plan. As at December 31, 2025, a liability of $4 million (2024 - $4 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $54.64. This liability is included in other long-term liabilities on the consolidated balance sheets.

42

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Employee Share Ownership Plan
In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year.
In 2024, Hydro One established ESOP for certain eligible PWU represented staff (PWU ESOP). Under the PWU ESOP, the eligible PWU-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 33% of their contribution, with no maximum Company contribution per calendar year. In 2025, Company contributions made under the ESOP were $9 million (2024 - $5 million).
LTIP
Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives were granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards would either be settled in newly issued shares of Hydro One from treasury or cash, subject to Hydro One’s discretion, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One.
The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), Restricted Share Units (RSUs), stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance.
PSUs and RSUs
A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2025 and 2024 is presented below:

	PSUs		RSUs
Year ended December 31 (number of units)	2025	2024	2025	2024
Units outstanding - beginning	286,554	142,925	322,925	186,971
Granted	179,731	189,104	154,754	158,757
Forfeited	(45,655)	(24,918)	(60,660)	(20,377)
Vested and issued	(21,449)	(20,557)	(25,396)	(2,426)
Units outstanding - ending	399,181	286,554	391,623	322,925
The grant date total fair value of the awards granted during the year ended December 31, 2025 was $16 million (2024 - $14 million). The compensation expense related to the PSU and RSU awards recognized by the Company during the year ended December 31, 2025 was $11 million (2024 - $10 million).
26.    NONCONTROLLING INTEREST
Total noncontrolling interest consists of noncontrolling interests attributable to B2M LP, NRLP and CLLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2025 and 2024:

Year ended December 31, 2025 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	19	65	84
Contributions from sale of noncontrolling interest	—	16	16
Net income attributable to noncontrolling interest	2	8	10
Distributions to noncontrolling interest	(2)	(10)	(12)
Noncontrolling interest - ending	19	79	98

Year ended December 31, 2024 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	65	85
Net income attributable to noncontrolling interest	2	7	9
Distributions to noncontrolling interest	(3)	(7)	(10)
Noncontrolling interest - ending	19	65	84

43

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

B2M LP
On December 17, 2014, the Saugeen Ojibway Nation (SON) acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units.
The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchases the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity.
The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2025 and 2024:

Year ended December 31, 2025 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	19	44	63
Net income attributable to noncontrolling interest	2	5	7
Distributions to noncontrolling interest	(2)	(7)	(9)
Noncontrolling interest - ending	19	42	61

Year ended December 31, 2024 (millions of dollars)	Temporary Equity	Equity	Total
Noncontrolling interest - beginning	20	44	64
Net income attributable to noncontrolling interest	2	5	7
Distributions to noncontrolling interest	(3)	(5)	(8)
Noncontrolling interest - ending	19	44	63
NRLP
On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1% equity interest in NRLP partnership units, respectively, for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One’s interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.
The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)	2025	2024
Noncontrolling interest - beginning	21	21
Net income attributable to noncontrolling interest	2	2
Distributions to noncontrolling interest	(3)	(2)
Noncontrolling interest - ending	20	21
CLLP
On December 17, 2024, transmission assets totalling $203 million were transferred from Hydro One Networks to CLLP. Effective June 1, 2025, Hydro One Networks sold 10% equity interest to Deshkan Ziibiing Chippewas of the Thames First Nation for cash consideration of $8 million. Effective July 1, 2025, Hydro One Networks sold an additional 10% equity interest to Southwest Indigenous Transmission Limited Partnership, owned by the Caldwell First Nation, for cash consideration of $8 million. The total consideration of $16 million represents the fair value of the equity interest acquired. Following these transactions, Hydro One’s interest in the equity portion of CLLP partnership units was reduced to 80%. The First Nations Partners' noncontrolling interest in CLLP is classified within equity.
The following table shows the movements in CLLP noncontrolling interest during the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)	2025	2024
Noncontrolling interest - beginning	—	—
Contributions from sale of noncontrolling interest	16	—
Net income attributable to noncontrolling interest	1	—
Noncontrolling interest - ending	17	—

44

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

27.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2024 - 47.1%) ownership as at December 31, 2025. The Ministry of Energy and Mines (Ministry) and the Ministry of Infrastructure (MOI) are related parties to Hydro One because they are controlled by the Province. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the years ended December 31, 2025 and 2024:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2025	2024
Province	Dividends paid	370	350
Ministry	Broadband subsidy[1]	27	—
MOI	Broadband subsidy[1]	19	43
IESO	Power purchased	3,011	2,686
	Revenues for transmission services	2,388	2,252
	Amounts related to electricity rebates	1,110	1,170
	Distribution revenues related to rural rate protection	256	255
	Distribution revenues related to Wataynikaneyap Power LP	133	119
	Distribution revenues related to supply of electricity to remote northern communities	50	48
	Funding received related to Conservation and Demand Management programs	—	1
OPG	Power purchased	23	18
	Transmission revenues related to provision of services and supply of electricity	2	2
	Distribution revenues related to provision of services and supply of electricity	8	5
	Other revenues related to provision of services and supply of electricity	2	1
	Capital contribution received from OPG	20	3
	Costs related to the purchase of services	2	1
OEFC	Power purchased from power contracts administered by the OEFC	2	1
OEB	OEB fees	14	12
1 On October 31, 2024, the MOI announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project as defined under Building Broadband Faster Act (Ontario). A portion of these subsidies is used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date. During 2025, Ministry replaced MOI in making broadband subsidy payments to Hydro One.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
28.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of dollars)	2025	2024
Accounts receivable	(169)	(81)
Due from related parties	(84)	(12)
Materials and supplies	(1)	6
Prepaid expenses and other assets (Note 8)	2	(26)
Other long-term assets	(5)	(34)
Accounts payable (Note 13)	23	7
Accrued liabilities	95	136
Unearned revenue (Note 13)	(23)	125
Due to related parties	137	40
Accrued interest (Note 13)	23	31
Long-term accounts payable and other long-term liabilities	(9)	8
Post-retirement and post-employment benefit liability	64	49
	53	249

45

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2025 and 2024. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

Year ended December 31, 2025 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(3,289)	(77)	(3,366)
Reconciling items	319	(3)	316
Cash outflow for capital expenditures	(2,970)	(80)	(3,050)

Year ended December 31, 2024 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(2,968)	(95)	(3,063)
Reconciling items	248	7	255
Cash outflow for capital expenditures	(2,720)	(88)	(2,808)
Capital Contributions
Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2025, there were $3 million capital contributions from these assessments (2024 - $2 million).
Supplementary Information

Year ended December 31 (millions of dollars)	2025	2024
Net interest paid	724	643
Income taxes paid	45	35
29.    CONTINGENCIES
Legal Proceedings
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Transfer of Assets
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2025, the Company paid $3 million (2024 - $2 million) in respect of consents obtained for a permit that was issued in favour of the Company which would allow for the transfer of assets. In 2025, the Company recorded $6 million (2024 - $4 million) in respect of annual obligations under existing agreements, which includes assets that continued to be held by OEFC. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

46

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

30.    COMMITMENTS
A summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter are as follows:

As at December 31, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	48	47	33	1	1	17
Outsourcing and Other Agreements
On July 31, 2025 Hydro One renewed the agreement for information technology services with Capgemini Canada Inc., with a three year term ending July 31, 2028, and includes an option to extend for two additional one-year terms.
Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at December 31, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,300	—
Letters of credit[2]	191	—	—	—	—	—
Guarantees[3]	540	—	—	—	—	—
1 On June 1, 2025, the maturity date for the Operating Credit Facilities was extended to June 1, 2030.
2 Letters of credit consist of $166 million letters of credit related to retirement compensation arrangements, an $18 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $60 million of guarantees provided by Hydro One to ONroute relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc.
Retirement Compensation Arrangements
Bank letters of credit have been issued to provide security for Hydro One Inc.’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit.
Prudential Support
Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

47

HYDRO ONE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended December 31, 2025 and 2024

31.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges, equity income, and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Year ended December 31, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	2,429	6,557	55	9,041
Purchased power	—	4,486	—	4,486
Operation, maintenance and administration	447	661	98	1,206
Depreciation, amortization and asset removal costs	570	529	12	1,111
Income (loss) before financing charges, equity income and income tax expense	1,412	881	(55)	2,238

Capital investments	2,097	1,252	17	3,366

Year ended December 31, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	2,269	6,175	40	8,484
Purchased power	—	4,143	—	4,143
Operation, maintenance and administration	475	721	112	1,308
Depreciation, amortization and asset removal costs	554	502	10	1,066
Income (loss) before financing charges, equity income and income tax expense	1,240	809	(82)	1,967

Capital investments	1,860	1,185	18	3,063
Total Assets by Segment:

As at December 31 (millions of dollars)	2025	2024
Transmission	23,630	21,630
Distribution	15,160	14,040
Other	881	1,012
Total assets	39,671	36,682
Total Goodwill by Segment:

As at December 31 (millions of dollars)	2025	2024
Transmission	157	157
Distribution	216	216
Other	5	—
Total goodwill	378	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
32.    SUBSEQUENT EVENTS
Dividends
On February 12, 2026, common share dividends of $200 million ($0.3331 per common share) were declared.
CLLP
On January 2, 2026, Hydro One Networks sold to Walpole Island First Nation an approximate 10% equity interest in CLLP for total consideration of approximately $8 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 70%. On February 2, 2026, Aamjiwnaang First Nation and Chippewas of Kettle & Stony Point First Nation collectively purchased an approximate 20% equity interest in CLLP through an equally-owned Limited Partnership for total consideration of approximately $16 million. Following the completion of the transaction, Hydro One Networks’ equity interest in CLLP was reduced to 50%.

48